UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ADMA Biologics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

000899104

(CUSIP Number)

The Biotest Divestiture Trust
c/o Eric Rosenbach, Trustee
402 Norfolk St.
Cambridge, MA 02139

with a copy to:

Bruce W. Gilchrist, Esq.
Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0008899104

1.	Names of Reporting Person. The Biotest Divestiture Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Maryland

Number of Shares	7.	Sole Voting Power: -0-
Beneficially Owned by	8.	Shared Voting Power: 10,109,534
Each Reporting
Person With	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 10,109,534

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,109,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%(1)

14.	Type of Reporting Person (See Instructions): OO

 * See Item 5, Interest in the Securities of the Issuer, below.

(1)
The percentage used herein is calculated based upon a total of 46,349,514 shares of Common Stock outstanding based upon: 36,726,084 shares of the Issuer's Common Stock outstanding as of May 14, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2018, as well as an additional 9,623,430 shares of Common Stock reported in the Issuer's Current Report on Form 8-K filed with the SEC on June 18, 2018.

CUSIP No. 0008899104

1.	Names of Reporting Person. Eric Rosenbach
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States

	Number of Shares	7.	Sole Voting Power: -0-
	Beneficially Owned by	8.	Shared Voting Power: 10,109,534
Each Reporting
	Person With	9.	Sole Dispositive Power: -0-
		10.	Shared Dispositive Power: 10,109,534

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,109,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%(1)

14.	Type of Reporting Person (See Instructions): IN

* See Item 5, Interest in the Securities of the Issuer, below.

EXPLANATORY NOTE

This statement on Schedule 13D is being filed to report the Reporting Persons' (as defined hereinafter) holdings of shares of common stock, par value $0.0001 per share (the "Common Stock"), of ADMA Biologics, Inc., a Delaware corporation (the "Issuer"), as of (1) January 19, 2018, the first date on which the Reporting Persons could be deemed to have beneficially owned more than 5% of the Common Stock, and (2) except to the extent previously reported in this statement, on each date thereafter on which the number of shares of the outstanding securities of the Issuer beneficially owned by any Reporting Person increased or decreased by an amount equal to or exceeding one percent of the class outstanding (each, a "Subsequent Amendment Date"). Information regarding the holdings of each Reporting Person as of July 20, 2018 (the most recent Subsequent Amendment Date) is set forth on the cover page hereto, and information regarding each Reporting Person's holdings as of January 19, 2018 and as of each Subsequent Amendment Date is set forth in Item 5 hereof.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer, whose principal executive offices are located at 465 State Route 17, Ramsey, New Jersey 07446.

Item 2. Identity and Background.

This statement is being filed by The Biotest Divestiture Trust (the "Trust,"), a Maryland statutory trust, and Eric Rosenbach, the trustee of the Trust and a United States citizen. The Trust and Mr. Rosenbach are collectively referred to herein as the "Reporting Persons."

As of January 19, 2018, and until July 20 2018, Biotest Pharmaceuticals Corporation ("BPC"), a Delaware corporation, was the record and direct beneficial owner of the securities covered by this statement. BPC is a wholly-owned subsidiary of Biotest US Corporation ("Biotest US"), a Delaware corporation, and Biotest US may be deemed to beneficially own securities beneficially owned by BPC. As of January 19, 2018, Biotest US became wholly-owned by the Trust, and the trustee of the Trust is the sole director of both BPC and Biotest US. Therefore, as of January 19, 2018 until July 20, 2018, the Trust had indirect beneficial ownership of the securities covered by this statement. Following July 20, 2018, the Trust was the record and direct beneficial owner of the securities covered by this statement.  Eric Rosenbach is the sole trustee of the Trust, and may be deemed to beneficially own securities owned by the Trust. Mr. Rosenbach has no pecuniary interest in the securities of the Issuer reported herein.

The principal business address of the Trust and Eric Rosenbach is c/o Eric Rosenbach, Trustee, 402 Norfolk St., Cambridge MA 02139. The principal business address of BPC and Biotest US is 901 Yamato Road, Suite 101, Boca Raton, Florida 33431.

  During the last five years, none of the Reporting Persons: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 19, 2018, pursuant to an Assignment and Assumption Agreement (the "First Assignment and Assumption Agreement") by and between Biotest AG, a German company, and the Trust, Biotest AG assigned to the Trust all of its shares of the stock of Biotest US in connection with its sale of a controlling interest in Biotest AG to CREAT Group Corporation. The First Assignment and Assumption Agreement was entered into pursuant to a Letter of Assurance, dated January 18, 2018, among CREAT Group Co., Ltd., Biotest AG, Biotest US and the Committee on Foreign Investment in the United States, which provided for the creation of the Trust and the transfer of the shares of Biotest US to the Trust, to be held by the Trust pending the sale of such shares to a third party. The assignment included the transfer of beneficial ownership to the Trust, indirectly through BPC, of an aggregate equity interest in the Issuer equal to (i) 10,109,534 shares of the Issuer's Common Stock, which Common Stock is registered under the Securities Exchange Act of 1934 and is the subject of this Schedule 13D, and (ii) 8,591,160 shares of the Issuer's non-voting common stock ("Non-Voting Common Stock").

On May 14, 2018, the Issuer and its two wholly-owned subsidiaries, ADMA BioManufacturing, LLC ("ADMA BioManufacturing"), and ADMA Bio Centers Georgia Inc. ("ADMA BioCenters"), entered into a Share Transfer, Amendment and Release Agreement with BPC, Biotest AG, Biotest US and the Trust (the "Biotest Transfer Agreement"). Pursuant to the Biotest Transfer Agreement, BPC transferred to the Issuer, for no cash consideration, 8,591,160 shares of the Non-Voting Common Stock, representing 100% of the Issuer's issued and outstanding Non-Voting Common Stock.

On July 20, 2018, pursuant to an Assignment and Assumption Agreement (ADMA Shares) (the "Second Assignment and Assumption Agreement") by and among Biotest AG, BPC and the Trust and as contemplated by the Biotest Transfer Agreement, BPC transferred its remaining 10,109,534 shares of the Issuer's Common Stock to the Trust for no cash consideration. Pursuant to the Second Assignment and Assumption Agreement, the Trust has agreed to be bound by all obligations of, and will have all of the remaining rights of, BPC under that certain (i) Stockholders Agreement, dated as of June 6, 2017, by and between the Issuer and BPC, as amended by the Biotest Transfer Agreement (the "Stockholders Agreement"), and (ii) Registration Rights Agreement, dated as of June 6, 2017, by and between the Issuer and BPC.

Item 4. Purpose of Transaction.

The purpose of the creation of the Trust in January 2018 and the transactions under the First Assignment and Assumption Agreement was to satisfy the U.S. Government's requirement for the divestiture of all of Biotest AG's U.S. business in connection with the sale of Biotest AG to CREAT Group Corporation.

The purpose of the transfer on May 14, 2018 by BPC of 8,591,160 shares of the Non-Voting Common Stock was to provide consideration to the Issuer for (i) granting to Biotest AG and BPC and their successors and assigns a release from all potential past, present and future indemnity claims arising under that certain Master Purchase Agreement, dated as of January 21, 2017 (the "Purchase Agreement"), by and among the Issuer, ADMA BioCenters, BPC and Biotest AG; and (ii) relinquishing its rights pursuant to the Purchase Agreement, to repurchase its two U.S. Food and Drug Administration approved plasma collection centers.

The purpose of the transfer of the Issuer's Common Stock by BPC to the Trust under the Second Assignment and Assumption Agreement on July 20, 2018 was to satisfy the requirements of the Biotest Transfer Agreement and in connection with the U.S. Government's requirement for the divestiture of the Issuer's Common Stock in connection with the proposed sale of the US business of Biotest AG to a subsidiary of Grifols S.A.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The table below sets forth (i) the number of shares of Common Stock and Non-Voting Common Stock beneficially owned by BPC and each of the Reporting Persons as of January 19, 2018 and as of each Subsequent Amendment Date, and (ii) the percentage of the outstanding shares of Common Stock and Non-Voting Common Stock beneficially owned by BPC and each of the Reporting Persons as of each such date. Until July 20, 2018, each of BPC and each Reporting Person had shared power to vote and shared power to dispose of the securities disclosed in the table below. Following the July 20, 2018 transfer of Common Stock to the Trust, each of the Reporting Persons has shared power to vote and shared power to dispose of the securities disclosed in the table below.

	Biotest Pharmaceuticals Company		The Biotest Divestiture Trust		Eric Rosenbach
Date	(#)	(%)	(#)	(%)	(#)	(%)
01/19/2018
Common Stock	10,109,534	22.3%(1)	10,109,534	22.3%(1)	10,109,534	22.3%(1)
Non-Voting Common Stock	8,591,160	100%	8,591,160	100%	8,591,160	100%
05/14/2018
Common Stock	10,109,534	27.5%(2)	10,109,534	27.5%(2)	10,109,534	27.5%(2)
Non-Voting Common Stock	-0-	N/A	-0-	N/A	-0-	N/A
07/20/2018
Common Stock	10,109,534	21.8%(3)	10,109,534	21.8%(3)	10,109,534	21.8%(3)
Non-Voting Common Stock	-0-	N/A	-0-	N/A	-0-	N/A

(1)
Based on total of 45,316,659 shares of Common Stock outstanding based upon the following: 25,793,404 shares of Common Stock outstanding as of November 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 1, 2017 as well as an additional 19,523,255 shares of Common Stock reported on the Issuer's Current Report on Form 8-K filed with the SEC on November 13, 2017.

(2)	Based on total of 36,726,084 shares of the Issuer's Common Stock outstanding as of May 14, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2018.

(3)
Based on total of 46,349,514 shares of Common Stock outstanding based upon the following: 36,726,084 shares of the Issuer's Common Stock outstanding as of May 14, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2018, as well as an additional 9,623,430 shares of Common Stock reported in the Issuer's Current Report on Form 8-K filed with the SEC on June 18, 2018.

As of the date of this filing, the Reporting Persons beneficially own 10,109,534 shares of Common Stock, equal to 21.8% of the outstanding shares of Common Stock.

(c) Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth herein and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Reporting Persons or the Issuer and any of the Reporting Persons. Following entry into the Second Assignment and Assumption Agreement on July 20, 2018, all statements referring to BPC in the descriptions of the contracts, understandings and arrangements below now apply to the Trust, except as otherwise indicated.

The Stockholders Agreement

Pursuant to the Stockholders Agreement, among other things, BPC (i) was subject to lock-up restrictions, contractual volume limitations on resales and certain standstill provisions, (ii) was granted the right to nominate one director for election to the Board, designate one observer to the Board and, under certain circumstances, nominate an additional director to the Board, as described below and (iii) was granted certain contractual rights to participate in certain issuances of preferred shares by the Issuer and rights to nominate candidates to replace Adam Grossman as the chief executive officer ("CEO") of the Issuer (in the event of the death or permanent disability of Adam Grossman), from which the Board would select such replacement, subject to the Board's  fiduciary duties, as further described below. From and after July 20, 2018, the Trust became subject to certain provisions of the Stockholders Agreement and other provisions that previously applied to BPC ceased to be in effect, as further described below.

The summary of the Stockholders Agreement contained herein is qualified in its entirety by reference to the complete text of the Stockholders Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

Lock-Up Period; Volume Limitations

Subject to certain limited exceptions, sales by BPC of any equity interests of the Issuer were subject to a lock-up for six months after June 6, 2017. For three years after the end of such six-month period, subject to certain limited exceptions, under the Stockholders Agreement, sales by BPC of equity interests of the Issuer were not permitted to exceed 15% of the issued and outstanding Common Stock of the Issuer in any twelve-month period; provided, however, that if the market capitalization of the Issuer increases to double the market capitalization of the Issuer as of June 6, 2017, then BPC was permitted to sell Common Stock of the Issuer of up to 20% of the issued and outstanding Common Stock of the Issuer in any twelve-month period; provided, further, that (x) if the market capitalization of the Issuer increased to triple the market capitalization of the Issuer as of June 6, 2017, or (y) upon the one-year anniversary of BPC holding less than a 25% economic interest in the Issuer, then BPC would be permitted to sell equity interests of the Issuer at any time (subject to applicable securities laws). Based upon the current reported market price of the Common Stock and number of shares of Common Stock outstanding, the Reporting Persons believe that the transfer restrictions described above are no longer in effect.

Standstill

BPC is subject to a customary standstill for the shorter of (x) five years after the Food and Drug Administration ("FDA") terminates or rescinds a warning letter issued by the FDA to BPC on November 25, 2014, in connection with outstanding issues at the manufacturing facility in Boca Raton Facility, Florida, and (y) seven years after June 6, 2018, or until the standstill is earlier terminated as described below (the "Standstill Period"). During the standstill period, (i) BPC may not, directly or indirectly, acquire any capital stock of the Issuer which would result in BPC owning in excess of (A) 50%, less one share, of the total issued and outstanding shares of capital stock of the Issuer or (B) 30% of the total issued and outstanding shares of Common Stock of the Issuer, in each case, on a pro forma basis after giving effect to such transaction, and (ii) BPC will be subject to other customary standstill restrictions against gaining control of the Issuer. The standstill will terminate early upon occurrence of any of the following: (A) any "person" (as such term is defined in the Stockholders Agreement) or "group" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (other than Biotest AG and its affiliates) acquires equity interests of the Issuer equal to 20% or more of the outstanding capital stock of the Issuer (other than the Grossman family, any trusts or affiliates of the Grossman family, Aisling Capital II LP,  Biomark Capital Fund IV LP or any of the affiliates of the foregoing in connection with an equity financing in which Biotest AG has a right to participate but elects not to participate with respect to at least one-half of its pro rata portion of such financing); (B) six months after BPC holds less than 25% of the issued and outstanding capital stock of the Issuer; (C) Adam Grossman voluntarily leaves the employ of the Issuer (other than for "good reason" or, except as described below at "Replacement of CEO," as a result of death or permanent disability) or is terminated for "cause" or (D) the Issuer ceases to be a reporting company under the Exchange Act. From and after the closing of the Issuer's common stock offering on June 12, 2018, BPC, and now the Trust, held less than 25% of the issued and outstanding capital stock of the Issuer.

Contractual Right to Purchase Preferred Shares

Until the termination of the Standstill Period, BPC has the right to purchase its pro rata (determined based on Biotest AG's beneficial ownership of all outstanding equity securities of the Issuer as of the applicable date of determination) portion of any new preferred shares that the Issuer proposes to issue or sell to any party.

 Board Nominee(s) and Board Observer

BPC had the right to nominate one board member and designate one board observer in its reasonable discretion, each of whom will be accepted by the Board absent a good faith objection for a reasonable and compelling reason. BPC was permitted to retain such rights until such time as BPC (and its affiliates) no longer held 10% of the issued and outstanding capital stock of the Issuer, at which time BPC would cause their director designee to resign (the "Designation Rights Period"). For so long as BPC held such rights, if (i) the Board was expanded to nine directors or more or (ii) BPC participated in one or more equity financings in which BPC contributes to the Issuer aggregate gross proceeds of at least $15,000,000, then BPC was entitled to nominate a second director to the Board in their reasonable discretion, who would be accepted by the Board absent a good faith objection for a reasonable and compelling reason. The Issuer was entitled to either procure the resignation of an existing director or increase the size of the board to accommodate the BPC designee(s).

Following transfer of the Non-Voting Common Stock pursuant to the Biotest Transfer Agreement on May 14, 2018, the rights described in the preceding paragraph were terminated and are no longer in effect.

Replacement of CEO

During the Standstill Period, (i) in the event of the death or permanent disability of Adam Grossman, BPC had the right to nominate three qualified candidates as the replacement CEO of the Issuer and the Board will appoint one of such three candidates as the new CEO of the Issuer, upon customary terms and conditions for a CEO of a similarly situated company, and (ii) BPC had a similar right to nominate candidates as a successor CEO to the initial replacement CEO. The standstill will not terminate in the event of the death or permanent disability of Adam Grossman provided that the Issuer and the Board comply with these procedures. In no event will BPC's failure to nominate qualified candidates or otherwise act in accordance with these procedures result in the termination of the standstill.

Following transfer of the Non-Voting Common Stock pursuant to the Biotest Transfer Agreement on May 14, 2018, the rights described in the preceding paragraph were terminated and are no longer in effect.

Proxies

Until the earlier of the expiration of the Standstill Period or the Designation Rights Period, BPC granted a proxy and power of attorney to the Chairman of the Board of Directors of the Issuer to vote its shares of Common Stock if BPC fails to vote its shares or attempts to vote in the election of directors for a person other than a person designated by BPC or nominees to the Issuer's Board of Directors supported by the Issuer's Board of Directors, subject to certain exceptions.

 Registration Rights Agreement

On June 6, 2017, the Issuer and BPC entered into a Registration Rights Agreement, pursuant to which BPC has certain registration rights under the Securities Act of 1933, as amended, with respect to its shares of the Common Stock, subject to certain transfer restrictions.The Trust became a party to the Registration Rights Agreement on July 20, 2018.

The foregoing summary is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

Biotest Transfer Agreement

Under the Biotest Transfer Agreement, among other things, (i) the Trust has granted the Issuer an exclusive right of first negotiation, during the 90 days following the transfer of the voting Common Stock to the Trust on July 20, 2018 (the "ROFN Period"), for the purchase of the shares of Common Stock held by the Trust at a price and on terms mutually agreed by the Issuer and the Trust and subject to certain other conditions set forth in the Biotest Transfer Agreement; (ii) BPC agreed to enter into a market stand-off agreement if the Issuer undertook an offering of debt or equity securities prior to the ROFN Period; (iii) the Trust agreed to enter into a market stand-off agreement if the Issuer undertook an offering of debt or equity securities during the ROFN Period; and (iv) the Issuer agreed to file a registration statement registering the resale by the Trust of the 4,295,580 shares of Common Stock not previously covered by a registration statement.  This registration statement was filed by the Issuer on May 18, 2018.

Item 7. Material to be Filed as Exhibits.

1.	Stockholders Agreement between BPC and the Issuer dated June 6, 2017 (incorporated by reference to Exhibit 99.1 of the Schedule 13D for the Issuer filed by Biotest AG on June 16, 2017).
2.
Registration Rights Agreement, dated as of June 6, 2017, by and between the Issuer and BPC (incorporated herein by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on June 12, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:   August 9, 2018

The Biotest Divestiture Trust
a Maryland Statutory Trust

By: /s/ Eric Rosenbach
Name: Eric Rosenbach
Its: Trustee

Eric Rosenbach

By: /s/ Eric Rosenbach
Name: Eric Rosenbach
_________________________________